

December 9, 2024

Judith I. Wawroski
Chief Accounting Officer and Treasurer
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, TX 78042

> **Re: International Bancshares Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-09439**

Dear Judith I. Wawroski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance